GlobalFoundries Outlines Long-Term Growth Roadmap and Announces First-Ever Dividend at 2026 Investor Day

MALTA, N.Y., May 7, 2026 – Today at its 2026 Investor Day, GlobalFoundries (NASDAQ: GFS) highlighted clear opportunities for durable growth in AI-centric markets, expanding profitability and long-term value creation, underpinned by its broadening technology roadmap for the scaling of AI data centers and the proliferation of AI into the physical world, served from its unique, resilient global manufacturing footprint.
During the event, GF announced that its Board of Directors approved its first-ever quarterly dividend, marking a significant milestone for the company. The quarterly dividend will be $0.12 per share, which will be payable on July 14, 2026 to shareholders of record as of June 24, 2026. GF also unveiled its new capital allocation framework, which targets returning up to 50% of trailing twelve-month Non-IFRS adjusted free cash flow, after investments, to shareholders through dividends and share repurchases.
"As we shared at today's Investor Day, GF is positioned at the center of multiple secular megatrends that are reshaping the semiconductor industry,” said Tim Breen, CEO of GlobalFoundries. “We are laser-focused on the areas where our customers need true differentiation and scale, and our more comprehensive business model is enabling us to partner more deeply and innovate together."
"The long-term financial framework we outlined at today's Investor Day underscores our belief in the robustness of the opportunities across our business,” said Sam Franklin, CFO of GlobalFoundries. “With multiple growth vectors across high-margin businesses, GF is on a path to propel durable growth, expanding profitability and long-term shareholder value creation through the end of the decade and supported by the company’s inaugural dividend."

Supporting Resources
A replay of the event, including leadership presentations will be made available at https://investors.gf.com.

About GF
GlobalFoundries (GF) is a leading manufacturer of essential semiconductors, enabling AI at scale from the cloud to the physical world. Through deep partnerships with customers, GF delivers differentiated, power-efficient and high-performance solutions for automotive, aerospace and defense, data center, smart mobile devices, internet of things and other high-growth markets. With global manufacturing operations across the U.S., Europe and Asia, GF is a trusted and holistic technology partner for customers around the world. GF’s talented, global team remains focused every day on security, longevity and sustainability. For more information, visit www.gf.com.
© 2026 GlobalFoundries Inc. GF®, GlobalFoundries®, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. or its subsidiaries. All other trademarks are the property of their respective owners.

Forward-Looking Statements
This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track" and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the continuation of conflicts in the Middle East and Ukraine; ongoing political developments in the United States, and in particular, any political and policy-related changes that may impact our industry and the market generally, such as the imposition of trade controls, tariffs and counter-tariffs between the United States and its trade partners and new legislation; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our strategic optimization efforts; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; global economic conditions could deteriorate, including due to rising inflation and any potential recession; the expected benefits of our announced partnerships may fail to materialize; and we may fail to achieve the anticipated results or benefits from funding received (including awards under the U.S. CHIPS and Science Act and New York State Green CHIPS) and our expected results and planned or further expansions and operations may not proceed as planned if funding we expect to receive is delayed or withheld for any reason. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.
Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2025 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission (SEC). Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

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